

MAIL STOP 4631

January 25, 2011

Leon D. Black
Chairman and Chief Executive Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

RE: Apollo Global Management, LLC
       Registration Statement on Form S-1
       Amended January 10, 2011
       File Number 333-150141

Dear: Mr. Black:

         We have reviewed your amended filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If you
disagree, we will consider your explanation as to why our comment is inapplicable or a revision
is unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental information so we may better
understand your disclosure. After reviewing this information, we may or may not raise
additional comments.

General

1. Please identify your lead underwriter in the next amendment.

Explanatory Note

2. Please revise the statement "The selling shareholders may offer the Class A shares from time
    to time as they may determine through public or private transactions or through other means
    described in the prospectus in the section entitled "Plan of Distribution" at prevailing market
    prices, at prices different than prevailing prices or at privately negotiated prices" to indicate
    that selling shareholders will sell at a fixed price until a market develops as you indicate on
    the cover page of the prospectus.

Recent Developments, page 20

3. Please tell us how you considered the need to provide financial statements under Rule 3-05
    of Regulation S-X in connection with your acquisition of CPI.

Executive Compensation, page 248

4. Please update the information in your executive compensation section to include the most recent fiscal year. Please refer to Question 117.05 of the Division's Regulation S-K Compliance & Disclosure Interpretations for further guidance.

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Statements of Changes in Shareholders' Equity (Unaudited), page F-4

5. We note your response to comment nine from our letter dated November 3, 2010. Due to the complexity of your presentation of condensed consolidated comprehensive income and total comprehensive income attributable to Apollo Global Management, LLC and Non-Controlling Interests in the Condensed Consolidated Statement of Changes in Equity, please consider presenting this information in a separate statement of comprehensive income. We believe that such a presentation would enhance transparency for investors.

Note 2 –Summary of Significant Accounting Policies, page F-8

6. We note your response to comment 13 from our letter dated November 3, 2010. Please separately discuss and present the transition adjustment and other accounting related to the consolidation of your VIE upon adoption of the amended consolidation guidance on January 1, 2010 from your VIE formed and consolidated during the second quarter of 2010. Please also revise your disclosures to better clarify how and why your accounting for the VIE that was formed to issue collateralized notes in the legal form of debt backed by financial assets results in the presentation and allocation to Accumulated Deficit within Apollo Global Management LLC Shareholders' Deficit.

7. As a related matter, it is unclear from your disclosures on page F-9 if the changes in fair value presented within Appropriated Partners' Deficit pertain to the VIE you consolidated upon the adoption of ASU 2009-17, if they pertain to the VIE you consolidated during the second quarter of 2010 or both. Please revise to clarify.

Note 3 – Investments, page F-15

8. We note your response to comment 14 from our letter dated November 3, 2010. Please confirm that the numerator in your significance test calculations was determined by multiplying your ownership percentage in the equity method investee by the investee's pre-tax income as reflected in their stand-alone financial statements, without the elimination of any intercompany transactions.

Note 12 – Related Party Transactions and Interests in Consolidated Entities, page F-40

9. We note your response to comment 10 from our letter dated November 3, 2010. Your table at the end of Note 12 on page F-45 indicates that during the periods presented, there were increases and decreases in Apollo's shareholders' equity for the delivery of Class A shares primarily in connection with vested RSUs. Please revise your financial statements and footnotes as necessary to demonstrate how these changes reconcile back to the Condensed Consolidated Statement of Changes in Shareholders' Equity. Please address this comment as it relates to your annual financial statements as well.

10. Please also reconcile your disclosure on page F-35 which indicates that the Company issued a total of 1.6 million Class A shares on July 9, 2010 and July 23, 2010 as well as 11,405 Class A shares on September 30, 2010 in exchange for vested RSUs to your Condensed Consolidated Statement of Changes in Shareholders' Equity which indicates that you issued 2,303,826 Class A shares during the nine months ended September 30, 2010.

Closing Comments

    You may contact Lisa Etheredge at (202) 551-3424 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

CC: Monica K. Thurmond, Esq.
      Fax (212) 326-2061